UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 001-42423

BRAZIL POTASH CORP.

(Translation of registrant’s name into English)

198 Davenport Road

Toronto, Ontario, Canada, M5R 1J2

Tel: +1 (416) 309-2963

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☒ Form 20-F ☐ Form 40-F

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Interim Consolidated Financial Statements of Brazil Potash Corp. as at and for the three and six months ended June 30, 2025, together with the notes thereto

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Brazil Potash Corp. as at and for the three months and six months ended June 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAZIL POTASH CORP.
Date: August 13, 2025
	By:	/s/ Matthew Simpson
Name: Matthew Simpson
Title: Chief Executive Officer